SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

Retail Opportunity Investments Corp.
(Name of Issuer)

Common Stock, $ 0.0001 par value
(Title of Class of Securities)

76131N 101
(CUSIP Number)

NRDC Capital Management, LLC
3 Manhattanville Road
Purchase, NY 10577
Attn: John Scala
(914) 272-8051

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76131N 101	Page 2 of 8 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS NRDC Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 76131N 101	Page 3 of 8 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Richard A. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 292,355**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 292,355**
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 292,355**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%**
14	TYPE OF REPORTING PERSON IN

** Includes 50,000 shares of Common Stock subject to options.

CUSIP No. 76131N 101	Page 4 of 8 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Robert C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 86,990
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 86,990
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 86,990
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 76131N 101	Page 5 of 8 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS William L. Mack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 275,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 275,400
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 275,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 76131N 101	Page 6 of 8 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Lee S. Neibart
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 84,520
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 84,520
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 84,520
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

EXPLANATORY NOTE
This Schedule 13D/A (this “Amendment No. 1”) is being filed solely to update the beneficial ownership information in the Schedule 13D as a result of the exercise, on February 1, 2013, by NRDC Capital Management, LLC (“NRDC Capital”) of certain warrants to purchase shares of Common Stock.
Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 1 amends the Schedule 13D filed on October 20, 2009 (the “Original Schedule 13D”, the Original Schedule 13D and this Amendment No. 1 are collectively referred to herein as the “Schedule 13D”).  This Amendment No. 1 relates to the common stock, $0.0001 par value per share (the “Common Stock”) of Retail Opportunity Investments Corp., a corporation organized under the laws of the State of Delaware (the “Company”).
Item 4.  Purpose of the Transaction
Item 4 of the Schedule 13D is hereby amended to include the following:
On February 1, 2013, NRDC Capital exercised the Warrants to purchase 8,000,000 shares of the Company's Common Stock at an exercise price of $12.00 per share.  NRDC Capital paid the exercise price on a cashless basis, resulting in the Company withholding 7,311,500 of the shares to pay the exercise price and issuing to NRDC Capital the remaining 688,500 shares of Common Stock.
On April 9, 2013, NRDC Capital made a pro rata distribution to each of William L. Mack, Robert C. Baker, Richard A. Baker and Lee S. Neibart of the 688,500 shares of Common Stock issued to NRDC Capital upon the exercise of the Warrants.
Item 5.  Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended in its entirety as follows:
(a)-(b) All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on the 93,306,923 shares of Common Stock reported by the Company as outstanding, as of February 20, 2015, as reported in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2015.
As of the date hereof:
(i) NRDC Capital does not have sole power to vote or direct the vote and sole power to dispose or direct the disposition of any shares of Common Stock;

(ii) Richard A. Baker has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 292,355** shares of Common Stock, constituting 0.3%** of such class of securities;

(iii) Robert C. Baker has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 86,990 shares of Common Stock, constituting 0.1% of such class of securities;

(iv) William L. Mack has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 275,400 shares of Common Stock, constituting 0.3% of such class of securities; and

(v) Lee S. Neibart has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 84,520 shares of Common Stock, constituting 0.1% of such class of securities.

_________________________________
** Includes 50,000 shares of Common Stock subject to options.

As of the date hereof, none of  NRDC Capital, William L. Mack, Robert C. Baker, Richard A. Baker or Lee S. Neibart has shared power to vote or direct the vote or shared power to dispose or direct the disposition of shares of Common Stock.

(c)  Item 4 of this Amendment No. 1 is hereby incorporated by reference. On February 24, 2015, Richard A. Baker was granted 5,675 shares of restricted Common Stock that were issued pursuant to the Retail Opportunity Investments Corp. 2009 Equity Incentive Plan.
(d)  Not applicable.
(e)  The reporting persons ceased to be the beneficial owner of more than five percent (5%) of the class of Common Stock on February 1, 2013.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: April 20, 2015
NRDC CAPITAL MANAGEMENT, LLC

	By:	/s/ Richard A. Baker Name: Richard A. Baker Title: Manager

	By:	/s/ Richard A. Baker Richard A. Baker

	By:	/s/ Robert C. Baker Robert C. Baker

	By:	/s/ William L. Mack William L. Mack

	By:	/s/ Lee S. Neibart Lee S. Neibart